Filed by Enable Midstream Partners, LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Enable Midstream Partners, LP

Commission File No.: 1-36413

On May 3, 2021 Enable Midstream Partners, LP distributed the below communication to its employees:

ENBL Employee FAQ 3

•	What benefits does Energy Transfer offer?

•

Energy Transfer offers a suite of benefits that is very similar to those offered by Enable and other midstream companies. Please refer to the www.etbenefits.com and these Energy Transfer Benefits FAQs to learn more about their current offerings for benefits such as:

•	Medical, Dental and Vision insurance

•	401(k)

•	Paid holidays

•	Vacation

•	What is Energy Transfer’s 401(k) matching contribution?

•	Energy Transfer matches 100% of employee base pay deferrals up to 5% of eligible pay.

•	Does Energy Transfer make an annual retirement contribution to an employee’s 401(k) account?

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Instead of an annual retirement contribution, Energy Transfer makes a 3% of eligible pay profit sharing contribution to the 401(k) accounts of employees who earn $175,000 or less per year in base compensation. The profit-sharing contributions are made on a payroll basis and employees are not required to make any base salary deferrals to be eligible to receive the profit-sharing contributions.

•	When will I know if I will continue with Energy Transfer or its affiliate, or receive severance?

•

The Organization Workstream of the Integration Steering Committee continues to work with leaders of both ET and Enable on planning the organization structure of the combined company after closing. The current plan is to complete this organizational planning in the near future. The actual time of commencing communications with employees will be based on timing of closing, particularly on when clearance is received from the Federal Trade Commission related to pending HSR filings. The current plan is to have communications with employees to occur at or shortly after closing and to complete all communications as quickly as possible,

•	What will happen to my accrued sick time?

•

Your bank of sick time will remain in place at and after closing as this is a merger transaction. However, after closing, this bank will become subject to Energy Transfer’s policies and procedures regarding leave time.

•	If you do not continue employment with Energy Transfer after close, you lose any accrued sick time in your bank in accordance with the Enable policies and procedures.

•	What will happen to my accrued vacation time?

•

Your bank of vacation time will remain in place at and after closing as this is a merger transaction. However, this bank will become subject to Energy Transfer’s policies and procedures regarding vacation time.

•

If you do not continue employment with Energy Transfer, you will receive a lump-sum payment subject to applicable payroll withholdings for any accrued but unused vacation time in accordance with Enable’s policy. Any unused employee-preferred, carryover holiday or holiday-deferred time will be forfeited upon termination in accordance with Enable’s policy.

•	What happens to my 401(k)?

•	The HR teams are currently planning for a merger of the Enable 401(k) Plan with the ET plans which is intended to occur shortly after closing.

•	Your 401(k) balance, as well as any associated loans, will roll over directly and be covered by Energy Transfer’s plan.

•	If you terminate employment with Enable or Energy Transfer, you can keep your 401(k) account with the company’s record keeper or roll your account over into a qualified personal account.

ENBL Employee FAQ 3

•	What happens to the money in my Flexible Spending Account?

•	Your flexible spending account (FSA) election and funds will carry over with you to Energy Transfer.

•

If your employment is terminated, you will have 90 days from your termination date to submit expenses to be reimbursed for your Health Care or Dependent Care Flexible Spending Accounts, or until the last day allowed for the plan year, whichever occurs first. After this time, you will lose the funds that were on the FSA debit card. Please note that expenses must be incurred on or before your termination date to be eligible for reimbursement.

•	What happens to the money in my Health Savings Account?

•

Your HSA and the balance in your account (including all employer contributions) are yours to keep, even when you change employers. Contact Fidelity Investments for any questions regarding your Enable Midstream HSA at 844-687-4748 and select option 2 for Fidelity. You may also log onto your account at www.NetBenefits.com. ET will provide information to transfer your HSA balance to ET’s vendor and you can do so at your election.

•	Will I be able to continue my 9/80 work schedule?

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Energy Transfer does not currently offer a 9/80 work schedule. Work schedules available to employees of Energy Transfer will be communicated as a part of the employee orientation process with Energy Transfer.

•	Will I receive COBRA?

•

If your employment is terminated, and you had elected group medical and/or dental benefits through Enable, your medical and dental coverage will end the last day of the month in which your employment ends.

•

However, subject to your eligibility for continuation of coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) and your timely election to receive COBRA continuation coverage, you will have the right to continue your coverage for up to eighteen (18) months starting on the first day of the month following the month in which your employment is terminated. In addition, where benefits are provided under America Rescue Plan Act of 2021 (ARPA), certain employees and their dependents who lose group health coverage during the COVID-19 pandemic due to the employee’s involuntary termination (other than for gross misconduct) are allowed to temporarily receive fully-subsidized COBRA coverage between April 1, 2021 and September 30, 2021.

•	How do I elect COBRA coverage?

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Information concerning this continuation of coverage will be sent to your home address shortly after your termination. You will be eligible to elect COBRA benefits under the Energy Transfer benefits plan.

•	Am I responsible for the cost of COBRA coverage?

•	In all cases, a severed employee will receive not less than three (3) months of subsidized COBRA coverage.

•

For employees severed prior to July 1, 2021, subsidized COBRA will be provided under the terms of the American Rescue Plan Act (ARPA) until September 30, 2021. ARPA provides employees who involuntarily lose their employer-sponsored health coverage will be eligible to continue health care coverage at no cost through Sept. 30, 2021.

•

For those employees, severed after July 1, 2021, those employees will receive subsidized coverage until September 20, 2021 under ARPA and thereafter under the severance plan to cover three (3) full months of subsidized COBRA coverage,

•	You will be responsible for any costs of coverage after the three (3) months of subsidized coverage.

ENBL Employee FAQ 3

•	If an Enable employee is offered a job with Energy Transfer, is asked to move more than 50 miles but declines the offer, would that be considered a voluntary termination under Enable’s LTI awards?

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No. If a participant in Enable’s LTI plan is offered a job with Energy Transfer requiring a move of more than 50 miles and that employee declines the offer, Energy Transfer will consider this an involuntary termination, and the employee would receive Change of Control benefits under the LTI award agreement.

•	Who can I contact if I have more questions?

•	We will continue to provide information as it becomes available.

•	Send questions to questions@enablemidstream.com.

•	We will continue to keep you updated on important developments as we move through the transaction and integration planning process.

No Offer or Solicitation

This communication relates to a proposed merger (the “Merger”) between Enable and ET. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, ET will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a consent solicitation statement of Enable and a prospectus of ET. The Merger will be submitted to Enable’s unitholders for their consideration. Enable and ET may also file other documents with the SEC regarding the Merger. The definitive consent solicitation statement/prospectus will be sent to the unitholders of Enable. This document is not a substitute for the registration statement and consent solicitation statement/prospectus that will be filed with the SEC or any other documents that Enable or ET may file with the SEC or send to unitholders of Enable in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF ENABLE AND ET ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Enable or ET through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Enable will be made available free of charge on Enable’s website at http://investors.enablemidstream.com/financials/sec-filings/default.aspx or by directing a request to Investor Relations, Enable Midstream Partners LP, 499 W. Sheridan Ave., Suite 1500, Oklahoma City, OK 73102, Tel. No. (405) 558-4600. Copies of documents filed with the SEC by ET will be made available free of charge on ET’s website at http://energytransfer.com/investor-relations or by directing a request to Investor Relations, ET, 8111 Westchester Drive, Dallas, TX 75225 Tel. No. (214) 981-0795.

ENBL Employee FAQ 3

Participants in the Solicitation

(a) Enable, ET, and the directors and executive officers of their respective general partners and (b) OGE Energy Corp. and CenterPoint Energy, Inc., and their affiliates, may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, and certain of its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of ET’s general partner is contained in ET’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing ET’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Enable or ET expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the company and its operations following the Merger, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that unitholders of Enable may not approve the Merger, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that any announcements relating to the Merger could have adverse effects on the market price of ET’s or Enable’s common units, the risk that the Merger and its announcement could have an adverse effect on the ability of Enable and ET to retain and hire key personnel, on the ability of Enable to attract third-party customers and maintain its relationships with joint venture counterparties and on Enable’s operating results and businesses generally, including the ongoing COVID-19 Pandemic, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the Merger, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the Merger or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Enable’s or ET’s control, including those detailed in Enable’s annual reports on Form 10-K, quarterly reports

ENBL Employee FAQ 3

on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.enablemidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in ET’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on ET’s website at http://www.energytransfer.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Enable or ET believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Enable and ET undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.